Liquid Media Subsidiary Digital Cinema United Enters Multi-Year Service Agreement with Screenvision Media

Rollout of DCU eDelivery Platform Now Exceeds 3,000 Locations Globally

VANCOUVER, BRITISH COLUMBIA, September 22, 2022 - Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company”, “Liquid Media” or “Liquid”) today announces that its subsidiary, Digital Cinema United (“DCU”), a leading worldwide technical content services company, has entered into a multi-year service agreement (“Agreement”) with Screenvision Media, a national leader in delivering comprehensive advertising and content representation services for top-tier cinema exhibitors, sports venues, e-gaming platforms and other live events and venues.

Under the Agreement, DCU will manage the distribution of advertising content at select Screenvision Media exhibitor partner theatres. Additionally, Digital Cinema United will install its cloud-based electronic delivery platform, DCU Connect, across over 650 US theatres and manage content delivery for Screenvision Media’s advertising content. It will replace the physical delivery of USB drives.

Liquid Media CEO, Josh Jackson, stated, “This agreement strengthens our footprint within Screenvision’s vast network of over 2,000 theaters.  Delivering innovation to the industry through our DCU Connect technology, Liquid remains committed to executing on its growth initiatives across all subsidiaries as we continue to build long-term shareholder value.”

“Digital Cinema United’s new partnership with Screenvision Media continues to show the robustness of DCU Connect, allowing for not just delivering feature and trailer DCPs, but also advertising spots and long-form pre-show content to theatres across the U.S.,” said Ronnie Ycong, Executive Vice President & General Manager – Americas, Digital Cinema United.

John Marmo, Vice President Exhibitor Relations, Screenvision Media, added, “Screenvision Media made the decision to partner with Digital Cinema United due to its scalable, cost-effective electronic DCP delivery solution, DCU Connect, which will provide an easy-to-use download application for our exhibitor partners to receive Screenvision Media advertising content.”

DCU Connect is 100% FREE to exhibitors and only requires the installation of software. There is no hardware cost or installation required and the software installation only takes less than 20 minutes to complete remotely. It is integrated with various TMS/LMS systems, including GDC, Arts Alliance Media’s Screenwriter, EIKONA and Cinema ACE.

With the announcement of this partnership, the rollout of the technology will extend to over 3,000 locations globally.

“It’s the company’s goal to provide Screenvision Media, our other distribution clients and global exhibition partners with a secure, reliable delivery pipeline to download DCP content to theatres across multiple territories around the world,” said Alan Christensen, CEO, Digital Cinema United. “We are able to accomplish this with DCU Connect, a product operating on SHARC Technology.”

In addition to Screenvision Media, Digital Cinema United provides DCP production and delivery services for over 700 distributors, content owners, filmmakers, event cinema providers, film festivals, and sales agents globally, including the major Hollywood studios.

For more information, Ronnie Ycong – ronniey@digitalcinemaunited.com

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. Additional information is available at www.LiquidMediaGroup.co.

About Digital Cinema United

Digital Cinema United (DCU), a Liquid Media Group company, is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

About Screenvision Media

Headquartered in New York, N.Y., Screenvision Media is a national leader in delivering comprehensive advertising and content representation services for top-tier cinema exhibitors, sports venues, e-gaming platforms and other live events and venues. The Screenvision Media cinema advertising network comprises 13,800 screens in 2000+

theatre locations across all 50 states and 94% of DMAs nationwide; delivering through more than 150 theatrical circuits, including 7 of the top 10 exhibitor companies.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Industry

Jane Owen

Jane Owen PR

(323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such forward looking statements include, but is not limited to, Digital Cinema United’s ability to install its cloud-based electronic delivery platform to 3,000 locations to manage content, and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com, as well as reports that we file with the United States Securities and Exchange Commission at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.